                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                   TMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          COMMON STOCK, $.05 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  872 687 10 0
                     -----------------------------------
                                (CUSIP Number)



                               DEBORAH D. MOSIER
                                   TMS, INC.
                             206 WEST SIXTH AVENUE
                              STILLWATER, OKLAHOMA
                                 (405) 377-0880
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                JANUARY 3, 2000
                      -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this Statement [X]. (A fee is not required only if the Reporting Person: 1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 872 687 100


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      RUSSELL WILLIAM TEUBNER       SSN: ###-##-####        FEI#
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
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                               7     SOLE VOTING POWER

          NUMBER OF
                                     665,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     665,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      665,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

                                  SCHEDULE 13D


Item 1       SECURITY AND ISSUER

             This statement relates to shares of common stock, par value $.05 share (the "Stock"), of TMS, INC. an Oklahoma corporation (the "Issuer"). The principle executive offices of the Issuer are located at

             206 West Sixth Avenue
             Stillwater, Oklahoma  74074

Item 2       IDENTITY AND BACKGROUND

             (a) This statement is filed on behalf of Russell W. Teubner.

             (b) Mr. Teubner's business address is 100 East 7th Ave.
                 Stillwater, OK  74074

             (c) Mr. Teubner is presently President of Esker S.A. whose address is 100 East 7th Ave. Stillwater, OK  74074

             (d) During the last five years, Mr. Teubner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, Mr. Teubner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Mr. Teubner is a citizen of the United States.

Item 3       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

             REPORTING PERSON      SOURCE OF FUNDS       AMOUNT OF FUNDS

             Russell W. Teubner    Personal Funds        $70,750.00

Item 4       PURPOSE OF TRANSACTION

             Mr. Teubner acquired the Common Stock as an investment. While
             Mr. Teubner may purchase additional Common Stock from time to time, except as set forth herein, he has no plans or proposals which relate to or would affect the Company's corporate structure, policies or business operations, as enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) As of the date hereof, Mr. Teubner beneficially owns
                     665,000 shares or 5.0% of the Company's outstanding Common Stock.

                 (b) As of the date hereof, Mr. Teubner has sole power to
                     vote, or to direct the vote of, and to dispose of, or direct the disposition of, the shares of stock that he owns.

                 (c) During the past sixty days, Mr. Teubner has purchased
                     265,000 shares of the Company's Common Stock. The purchase price paid by Mr. Teubner ranged from a high of $.30 to a low of $.20.

                 (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities specified in paragraph (a).

                 (e) Mr. Teubner has not ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Mr. Teubner has no contracts, arrangements, undertakings or relationships with any person with respect to any securities of the Company.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 None


                                          SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 10, 2000
      --------------------



                                        By: /s/ RUSSELL W. TEUBNER
                                            ----------------------------------